
WOODSIDE


05006910

14 March 2005


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH., D.C. 185 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
APR 0 1 2005
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside acquires additional interest in Laminaria-Corallina, lodged with the Australian Stock Exchange on 11 March 2005;
- Appendix 3Y Change of Director's Interest Notice (Argyle), lodged with the Australian Stock Exchange on 11 March 2005;
- Appendix 3Y Change of Director's Interest Notice (Broadbent), lodged with the Australian Stock Exchange on 11 March 2005;
- Appendix 3Y Change of Director's Interest Notice (Goode), lodged with the Australian Stock Exchange on 11 March 2005;
- Appendix 3Y Change of Director's Interest Notice (Jungels), lodged with the Australian Stock Exchange on 11 March 2005;
- Appendix 3Y Change of Director's Interest Notice (Rose), lodged with the Australian Stock Exchange on 11 March 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)



FRIDAY, 11 MARCH 2005
8:20AM (WST)

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
FELICITY NUTTALL
W: + 61 8 9348 5064
M: + 61 417 975 770
E: felicity.nuttall@woodside.com.au

WOODSIDE ACQUIRES ADDITIONAL INTEREST IN LAMINARIA-CORALLINA

Woodside Energy Ltd. has signed a sale and purchase agreement with Shell Development (Australia) Pty Ltd, to buy part of Shell's interests in the Laminaria-Corallina project, off northern Australia.

Under the agreement, Woodside will buy from Shell an additional 16.67% interest in production licence AC/L5, which covers most of the Laminaria-Corallina project. In acquiring this interest, Woodside will also own an additional 16.67% interest in the floating production storage and offloading vessel, *Northern Endeavour.*

The transaction has an effective date of 1 July 2004 and is expected to close by April 2005. The purchase price of US$93.3 million will be reduced after adjustments for working capital and cash flow movements between the effective date and closing. The transaction is subject to approval by Australian regulatory authorities.

Paladin Oil & Gas (Australia) Pty Ltd, the other participant in the Laminaria-Corallina project, has agreed to purchase Shell's remaining interests in AC/L5 and its 15% interest in the adjacent exploration permit AC/P8.

Following the purchase, Woodside will own 66.67% of the Corallina field and the *Northern Endeavour* as well as a 59.9% interest in the Laminaria field, which is unitised over production licences AC/L5 and WA-18-L.

Paladin will hold the remaining 33.3% of both the Corallina field and *Northern Endeavour* and the remaining 41.1% of the unitised Laminaria field.

Woodside Chief Executive Officer Don Voelte said the agreement would consolidate Woodside's ownership in one of its key assets.

"We are keen to make further investments to increase production from the project as well as to pursue further opportunities in the area," Mr Voelte said.

"We supported the entry of Paladin into the joint venture because they shared our view of the investment opportunities in and around Laminaria-Corallina. We are each increasing our interests and are committed to working together to realise the full potential of these assets."

Woodside already plans to drill an infill appraisal well in the Laminaria field in the second quarter of 2005 and an exploration well in the AC/P8 permit later in the year.

At closing, the transaction will add about 7.2 million barrels of oil equivalent to Woodside's proved and probable reserves and increase production by about 970,000 barrels of oil equivalent in 2005 and one million barrels of oil equivalent in 2006.

Woodside remains operator of the Laminaria-Corallina project and has the option to buy on fair market terms Paladin's interest in the *Northern Endeavour* at the end of project life.

Percentage interests as a result of the ownership changes are:

Interests in AC/L5 and the *Northern Endeavour*

	Pre-sale	Post-sale
Woodside	50%	66.67%
Paladin	25%	33.33%
Shell	25%	–

Unitised interests in Laminaria

	Pre-sale	Post-sale
Woodside	44.9%	59.9%
Paladin	32.6%	40.1%
Shell	22.5%	–

Interests in AC/P8

	Pre-sale	Post-sale
Woodside	85%	85%
Paladin	–	15%
Shell	15%	–


0
15
kilometres
Datum: WGS 1984
10°30'S
NORTHERN ENDEAVOUR
WA-18-L
JPDA 03-01
Legend:
Oil Fields
Prospects

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rory Edward Stanley ARGYLE
Date of last notice	1 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	8 March 2005
No. of securities held prior to change	Direct = 8,230 Indirect = 11,300
Class	Ordinary
Number acquired	110
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,514.50
No. of securities held after change	Direct = 8,340 Indirect = 11,300
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Rosemary BROADBENT
Date of last notice	1 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	1 March 2005
No. of securities held prior to change	Direct = 40,272 Indirect = 5,000
Class	Ordinary
Number acquired	258
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,897.80
No. of securities held after change	Direct = 40,530 Indirect = 5,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Barrington GOODE
Date of last notice	1 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	8 March 2005
No. of securities held prior to change	Direct = 89,714 Indirect = 98,000
Class	Ordinary
Number acquired	1,488
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$34,015.23
No. of securities held after change	Direct = 91,202 Indirect = 98,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Pierre Jean-Marie Henri JUNGELS
Date of last notice	1 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	8 March 2005
No. of securities held prior to change	Direct = 6,737
Class	Ordinary
Number acquired	224
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,120.57
No. of securities held after change	Direct = 6,961
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip John Barnes ROSE
Date of last notice	1 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	8 March 2005
No. of securities held prior to change	Direct = 32,634
Class	Ordinary
Number acquired	587
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13,418.64
No. of securities held after change	Direct = 33,221
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A